Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholder and the Board of Directors

Urban Outfitters, Inc.:

We consent to the use of our reports dated March 12, 2004, with respect to the consolidated balance sheets of Urban Outfitters, Inc. and subsidiaries as of January 31, 2004 and 2003, and then related consolidated statements of income, shareholders’ equity and cash flows for the years then ended, and the related financial schedule, incorporated herein by reference.

Our report refers to our audit of the adjustments that were applied to restate the January 31, 2002 consolidated financial statements, as more fully describe in Note 2 to the consolidated financial statements. However, we were not engaged to audit, review, or apply any procedures to the January 31, 2002 consolidated financial statements other than with respect to such adjustments.

/s/ KPMG LLP

Philadelphia, Pennsylvania

October 20, 2004